Exhibit 17.2

November 20, 2015

Mr. Peter Blackmore c/o Martin Truong

Chairman, Board of Directors of TerraForm Power, Inc.

Chairman, Board of Directors of TerraForm Global, Inc.

Mr. Blackmore:

I am resigning from the Board of Directors of both the above referenced companies effective immediately.

The respective Conflicts Committees, as constituted before today, together with independent advisors, had been working hard and in good faith to protect the interests of the stockholders of the two companies.

As a result of today’s actions of each of the Boards, I don’t believe I will be able to do so going forward and therefore resign.

Mark D. Lerdal

Cc:	Sebastian Deschler

Yana Kravtsova

PS.	Martin, can you please deliver this to Mr. Blackmore because I do not have his email address.